Exhibit 99
                                 [UNILEVER LOGO]

                             N E W S  R E L E A S E



                          Unilever United States, Inc.


U.S. Media Relations Contact:
Nancy Goldfarb
212-906-4690

For release at 9:00 AM EST


                          UNILEVER BOARD ANNOUNCEMENT


New York, NY - January 5, 2004 - Unilever (NYSE: UN,UL) announces that Charles Strauss (61 years) has expressed the wish to retire from the boards of Unilever NV and Unilever PLC following the annual general meetings on May 12, 2004. At that time he will have served Unilever for 18 years, the last four of them as a director.

Currently President Unilever Home and Personal Care-North America, and Chairman of the North American Committee, Charlie joined Unilever on the acquisition of Chesebrough-Pond's in 1986. His previous posts include Business Group President Latin America 1996-1999, President Lever Brothers USA 1993-1996 and Chairman of Langnese Iglo 1989-1992.

                                     -# # #-

Unilever Background: Unilever is one of the world's largest consumer products companies with annual sales of approximately $47 billion in 2002. It produces and markets a wide range of foods and home and personal care products. Unilever operates in about 100 countries around the globe and employs approximately 250,000 people.